Exhibit 99.1

GERDAU S.A. CNPJ/MF nº 33.611.500/0001-19 NIRE: 35300520696	METALÚRGICA GERDAU S.A. CNPJ/MF nº 92.690.783/0001-09 NIRE: 35300520751

SEIVA S.A. – FLORESTAS E INDÚSTRIAS

CNPJ/MF nº 87.043.832/0001-73

NIRE: 35300521781

material fact

Gerdau S.A., Metalúrgica Gerdau S.A. and Seiva S.A. - Florestas e Indústrias (collectively, “the Company”), in accordance with CVM resolution number 44/2021, hereby informs its shareholders and the capital markets that the Company, within the scope of lawsuit number 0023102-98.1990.8.19.0001, which is under judgment by the 14th civil court in the District of Rio de Janeiro (“14th civil court”), claiming the compensation of the losses caused by the Compulsory Electric Power Loan (ECE), had the following case development:

a)	On December 16, 2019, the judicial expert designated by the 14th civil court concluded the expert report;

b)	On November 25, 2020, the decision from the expert report was accepted in favor of the Company, establishing the amount of approximately R$ 1.5 billion to be received by the Company;

c)	On August 10, 2021, the judgment of interlocutory appeal filed by Centrais Elétricas Brasileiras S/A (“Eletrobras”) was concluded and the decision issued by 14th civil court was maintained by the 8th Civil Chamber of the Court of state of Rio de Janeiro;

d)	On September 10, 2021 the Company became aware that Eletrobras made the deposit/payment in court of the amount established by the judicial system of the state of Rio de Janeiro, including the accrued charges of late interests and defeat fees;

e)	The decision that established the amount in favor of Gerdau group was maintained by all instances of the judicial system of the state of Rio de Janeiro, and its suspension was rejected by the Superior Court of Justice (STJ); and

f)	The final decision was reached, based on a judicial enforcement instrument, not subject to review of any nature by the Court, being possible only the appeals and other measures with remote possibilities of reception, due to its motivation being only delaying the solution.

In that sense, considering the current stage of the case, the Company concluded that the referred asset, until then considered as contingent asset, as disclosed in footnote 15 of the Financials Statements of Gerdau S.A. and Metalúrgica Gerdau S.A. as of June 30, 2021, due to uncertainties regarding the term, form and amount that would be effectively paid, conditions that are now defined, and these assets reached the accounting characteristics to provide the economic benefits, according to paragraph 35 of IAS 37 (CPC 25), which demands the recognition by the Company, in the 3rd quarter of 2021, of a gain in the income statement and assets, which together total approximately R$ 1.5 billion, gross of taxes and related costs/fees.

The Company clarifies that is undertaking the necessary measures at the 14th civil court to withdraw the amounts deposited in court.

The Company will keep its shareholders and the general public informed about the development of this case.

São Paulo, September 13, 2021.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer